                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Pyramid Breweries, Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    747135101
                                 (CUSIP Number)

                               Robert G. Hutchins, Esq.
                       Gordon, Thomas, Honeywell, Malanca,
                           Peterson & Daheim, P.L.L.C.
                          Suite 2200, Wells Fargo Plaza
                               1201 Pacific Avenue
                            Tacoma, Washington 98402
                                 (253) 572-5050
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-l(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON:

        Sugar Mountain Capital, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        a. /X/

3.      SEC USE ONLY:


        ------------------------------------------------------------------------

4.      SOURCE OF FUNDS:

        WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

          / /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Washington

        NUMBER OF SHARES BENEFICIALLY OWNED BY     7.     SOLE VOTING POWER:                      -0-
        EACH REPORTING PERSON WITH:                                                             -------
                                                   8.     SHARED VOTING POWER:                  422,600
                                                                                                -------
                                                   9.     SOLE DISPOSITIVE POWER:                 -0-
                                                                                                -------
                                                   10.    SHARED DISPOSITIVE POWER:             422.600
                                                                                                -------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        422,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

          / /

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        5.1%

14.     TYPE OF REPORTING PERSON:

        OO

1.      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON:

        Kurt B. Dammeier

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        a. /X/

3.      SEC USE ONLY:


        ------------------------------------------------------------------------

4.      SOURCE OF FUNDS:

        N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

           / /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        USA

        NUMBER OF SHARES BENEFICIALLY OWNED BY     7.     SOLE VOTING POWER:
        EACH REPORTING PERSON WITH:                                                         --------
                                                   8.     SHARED VOTING POWER:              422,600
                                                                                            --------
                                                   9.     SOLE DISPOSITIVE POWER:
                                                                                            --------
                                                   10.    SHARED DISPOSITIVE POWER:         422,600
                                                                                            -------


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        422,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

           / /

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        5.1%

14.     TYPE OF REPORTING PERSON:

        IN

ITEM I. SECURITY AND ISSUER

This Schedule 13D relates to the shares of voting common stock, without par value, (the "Common Shares"), of Pyramid Breweries, Inc., a Washington corporation (the Issuer"). The address of the principal executive offices of the Issuer is 91 South Royal Brougham Way, Seattle, Washington 98134.

ITEM 2. IDENTITY AND BACKGROUND

The persons filing this statement and the persons enumerated in Instruction C of
Schedule 13 D, and where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Sugar Mountain Capital, LLC, a Washington limited liability company ("Sugar Mountain"); and Kurt B. Dammeier ("Dammeier").

(b) The business address of both Sugar Mountain and Dammeier is 2415 Carillon Point Kirkland, WA, 98039.

(c) Sugar Mountain is a private investment company. Dammeier is the legal owner and sole managing member of Sugar Mountain.

(d) During the last five years, neither Sugar Mountain nor Dammeier has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Sugar Mountain nor Dammeier was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Dammeier is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The source and amount of funds used in purchasing the Common Shares were as follows:


        PURCHASER                     SOURCE OF FUNDS                 AMOUNT
        -------------------------------------------------------------------------
        Sugar Mountain                WC                              $727,304.14
        -------------------------------------------------------------------------
        Dammeier                      N/A                             N/A
        -------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION

        In the transactions disclosed in Item 5, the Common Shares were acquired for investment. Subject to the price, Sugar Mountain has determined to acquire an indefinite number of additional Common Shares, from time to time, also for investment, but it may dispose of any or all such Shares at any time. Such acquisitions or dispositions may be made in negotiated transactions entered with other holders of the Common Shares, and/or in open market transactions executed through broker-dealers. Sugar Mountain has not entered any agreement or relationship, or reached any understanding, with any other seller or purchaser to acquire or dispose of any Common Shares.

        Sugar Mountain may propose the election of Dammeier, or another Sugar Mountain nominee, to the board of directors of the Issuer, but it has not obtained any proxy, entered any voting or other agreement or relationship, or reached any understanding, with any other person to cause such election.

        Except as expressly disclosed in the preceding two paragraphs, Sugar Mountain has no plan to initiate, has not proposed, and has not entered any agreement or relationship, or reached any understanding, with any other person, with respect to any acquisition, disposition, extraordinary corporate transaction, material sale or transfer, other material change, delisting, termination, or similar action affecting the Issuer within the meaning of this
Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The beneficial ownership of the Common Shares of the persons named in
Item 2 of this statement is as follows at the date hereof:

                          Aggregate
                      Beneficially Owned         Voting Power               Dispositive
                      -------------------     ------------------         -----------------
Name                  Number      Percent      Sole       Shared         Sole       Shared
------------------    ------      -------      ----       ------         ----       ------
Sugar Mountain       422,600       5.1%         -0-       422,600       -0-         422,600

Dammeier             422,600       5.1%         -0-       422,600       -0-         422,600

The persons filing this statement effected the following transactions in the Common Shares on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Common Shares since February 20, 1999:


                         PURCHASE OR                          NUMBER OF
NAME                         SALE             DATE              SHARES         PRICE PER SHARE
---------------------    -----------         -------          ---------        ---------------
Sugar Mountain                P              2/26/99             3,600             $1.875

Sugar Mountain                P              2/26/99             7,500             $1.875

Sugar Mountain                P               3/1/99            50,000             $1.940

Sugar Mountain                P               3/1/99              100              $1.968

Sugar Mountain                P               3/2/99             3,000             $1.968

Sugar Mountain                P               3/3/99            12,000             $1.968

Sugar Mountain                P               3/4/99            12,600             $1.968

Sugar Mountain                P               3/5/99            19,000             $1.968

Sugar Mountain                P               3/5/99             2,100             $1.968

Sugar Mountain                P              3/10/99            14,700             $1.937

Sugar Mountain                P              3/25/99            50,000             $1.750

Sugar Mountain                P               4/7/99             2,000             $1.625

Sugar Mountain                P               4/8/99            13,000             $1.610

Sugar Mountain                P              4/12/99            25,000             $1.625

Sugar Mountain                P              4/13/99            10,000             $1.625

Sugar Mountain                P              4/19/99            17,600             $1.625

Sugar Mountain                P              4/20/99             5,000             $1.687

All transactions were executed on the Nasdaq National Market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Operating Agreement for Sugar Mountain was entered between Dammeier as a member and "Manager," and Dammeier as a member and Trustee of the Kurt B. Dammeier and Leslie M Dammeier Children's Trust. The Operating Agreement vests authority to manage the business of Sugar Mountain exclusively in Dammeier as Manager. Such authority includes the authority to acquire and dispose of the Common Shares. Sugar Mountain has no other members.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Joint Filing Agreement respecting this Schedule 13D and all amendments entered between Sugar Mountain and Dammeier.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

        DATE:  April 29, 1999

                                       SUGAR MOUNTAIN CAPITAL, LLC


                                       By:/S/  Kurt B. Dammeier
                                              --------------------------
                                               Kurt B. Dammeier, Manager




                                         /S/   Kurt B. Dammeier
                                              --------------------------
                                               KURT B. DAMMEIER

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-l(k)(iii) under the Securities Exchange Act of 1934, the persons named below agree that the foregoing statement on Schedule 13D, and any amendment thereof, may be filed on behalf of each of them, and that this Joint Filing Agreement shall be included as an exhibit to such statement, and any such amendment.

        IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 29th day of April, 1999.

SUGAR MOUNTAIN CAPITAL, LLC



By:/S/ Kurt B. Dammeier
       -------------------------
       Kurt B. Dammeier, Manager

KURT B. DAMMEIER



By:/S/ Kurt B. Dammeier
       ----------------
       Kurt B. Dammeier